Exhibit 99.1

Date: News Release: Ticker Symbols:	March 18, 2026 26-09 TSXV: MOON; NASDAQ: BMM

Blue Moon Consolidates Apex Germanium and Gallium District with Acquisition of Gage Properties from Liberty Gold

TORONTO, Ontario, March 18, 2026 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; NASDAQ: BMM) is pleased to announce that it has entered into an agreement to acquire the Gage Project (the “Gage Project”), located in Washington County, Southern Utah, USA, from a subsidiary of Liberty Gold Corp. (“Liberty Gold”) for consideration of 420,935 common shares of Blue Moon and a 2.0% net smelter return royalty (“NSR”) on certain concessions (the “Acquisition”).

Christian Kargl-Simard, CEO of Blue Moon states, “Post the acquisition of the Apex Mine from Teck Resources that closed on March 16, 2026 (see press releases from February 27 and March 16), this Acquisition bolsters our land position around the mine and control of what we believe to be the most important germanium and gallium district in North America. The Gage Project contains similar style breccia pipes as at the Apex Mine, which hosts the only historic primary germanium and gallium mine in the western world.”

The Gage Project

The Gage Project consists of 181 unpatented mining claims located on Bureau of Land Management lands and two Utah School and Institutional Trust Lands Administration (“SITLA”) leases, for a total area of 5,916 hectares. The lands are located along a north-west trending critical metals belt greater than 5 kilometers in length (covering 5 historic mines and over 20 previously identified critical minerals prospects) and surround the Apex Mine.

The district is considered highly prospective for modern exploration and discovery, including alteration mapping, regional geophysical surveys and drill-testing at depth. No modern exploration has been conducted on the other mapped breccia pipes (10 mapped) or regional prospects (9 mapped), in addition to numerous other areas not yet discovered. Previous drilling (1980, Musto) was focused on only a 600-foot vertical section of a single breccia pipe, and it is estimated that up to 10 pipes may be present, with many more regionally.

Figure 1: Concession Location

Date: News Release: Ticker Symbols:	March 18, 2026 26-09 TSXV: MOON; NASDAQ: BMM

Transaction Terms

Blue Moon is acquiring 100% of the Gage Project free and clear of all other encumbrances, except for a 4% royalty in respect of the SITLA leases, for the following consideration:

•	the issuance by Blue Moon to Liberty Gold of 420,935 common shares of Blue Moon; and
•	a 2.0% NSR, payable on mineral production on the Gage Project, excluding land subject to SITLA leases, and subject to an option in favour of Blue Moon to repurchase 1.0% of the NSR at any time prior to achieving commercial production for a cash payment of US$2 million.

Key condition precedent to completion of the Acquisition is TSXV approval. A purchase and sale agreement has been executed by Liberty Gold and Blue Moon on March 18, 2026, and completion is expected to happen by the end of March. No finders’ fees are being paid on this Acquisition.

Qualified Persons and Technical Information

The technical and scientific information of this news release has been reviewed and approved by Mrs. Boi Linh Doig, P.Eng., a Blue Moon Officer, and a non-Independent Qualified Person, as defined by NI 43-101. This news release references projects which are nearby or adjacent to the Gage Project. Mineralization on such nearby or adjacent projects is not necessarily indicative of mineralization on the Gage Project.

About Blue Moon

Blue Moon is advancing 5 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States, the Springer tungsten-molybdenum project in the United States and the Apex germanium-gallium-copper project in the United States. All 5 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc, copper and tungsten are currently on the USGS and EU list of metals critical to the global economy and national security and germanium and gallium are also on the USGS list of critical metals. Major shareholders include Teck Resources Limited, funds managed by Oaktree Capital Management, Hartree Partners LP, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company’s website (www.bluemoonmetals.com).

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Date: News Release: Ticker Symbols:	March 18, 2026 26-09 TSXV: MOON; NASDAQ: BMM

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information (collectively "forward-looking information") within the meaning of applicable Canadian and United States securities laws. All statements included herein, other than statements of historical fact, may be forward-looking information and such information involves various risks and uncertainties. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions.

Without limiting the generality of the foregoing, this news release contains forward-looking information pertaining to the following: the completion of the Acquisition, the expected benefits and synergies from the Acquisition; the potential of the Gage Project; successful exploration, testing and advancement of the Gage Project; the continued testing, exploration, mining and advancement of Blue Moon's operations across multiple jurisdictions; mineral price expectations; and other matters ancillary or incidental to the foregoing.

A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the Company's current objectives, strategies and intentions to change. These risks and uncertainties include but are not limited to: the inability of Blue Moon to complete and integrate the Acquisition; risks associated with the integration of Apex project operations; risks associated with mining operations in Utah; regulatory and permitting risks at the state and federal level including with respect to the development of the Gage Project; and management's ability to anticipate and manage the factors and risks referred to herein. A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The forward-looking information is based on certain key expectations and assumptions made by Blue Moon's management, including but not limited to: expectations concerning prevailing commodity prices; the ability to obtain, renew and extend permits as required; estimates of reserves and resources at various sites; and the integration of the Gage Project and Apex project operations.

Any forward-looking information contained in this news release represents management's current expectations and is based on information currently available to management and is subject to change after the date of this news release. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the Company's future results or plans.

The Company cannot guarantee that any forward-looking information will materialize and readers are cautioned not to place undue reliance on this forward-looking information. Except as required by applicable securities laws, the Company is under no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Page 3 of 3